FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

DORATO RESOURCES INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

June 13, 2011

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is June 13, 2011. The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides initial drill results from th first four holes at Cobrecon copper-gold porphyry target, at the Cordillera del Condor Project, Peru.

Item 5.	Full Description of Material Change

The Issuer reports receipt from Minera Afrodita of drill core assay results from the first four holes drilled at the Cobrecon copper-gold porphyry target, in the Condor Copper-Gold District in northern Peru. Cobrecon is the northern of two large, parallel porphyry systems, the southern system being Cobrecon South, which is yet to be drill-tested. The Issuer has a right to acquire 100% of Minera Afrodita.

The upper portion of hole CBC-01 intersected 0.16% Cu, 0.03g/t Au, and 0.002% Mo over 100 metres, and a second, deeper intercept returned 0.12% Cu, 0.02g/t Au, and 0.002% Mo over 165 metres. Hole CBC-02 intersected 228 metres of 0.16% Cu, 0.04g/t Au, 0.002% Mo, from 6 to 234 metres, including 126 metres of 0.19% Cu, 0.04g/t Au, 0.002% Mo.

Average grades in holes CBC-01 and CBC-02 are consistent with rock samples collected at surface, which ranged from 0.1% to 0.2% copper. Drill testing has confirmed similar grades at depth and for significant thicknesses, as would be expected in a porphyry system.

Two additional holes have been completed approximately 700 metres to the southeast to test a recently discovered area of surface mineralization, where multiple rock samples grade 0.2% to 0.5% copper. Drilling continues with at least five additional holes planned.

Results in Detail

Six holes at Cobrecon are now complete (total 2250m) with holes CBC-07 and 08 in progress (Figure 1). Final results have been received for holes CBC-01 to 04; with assay highlights included as Table 1 (below).

Table 1: Cobrecon Significant Drill Intersections

Hole	From (m)	To (m) I	nterval	Copper%	Moly (ppm)	Gold g/t	Silver g/t
CBC-01	0	20.5	20.5	0.1018	10.9	0.033	2.8
	20.5	121	100.5	0.1626	16.5	0.027	0.6
	163.11	183.7	20.59	0.1819	4.7	0.037	0.5
	240	405.47	165.47	0.1181	20.5	0.017	0.4

CBC-02	5.74	234	228.26	0.1607	15.7	0.041	0.7
including	5.74	108.25	102.51	0.1212	13.5	0.039	0.9
	108.25	234	125.75	0.1930	17.5	0.043	0.7
	234	264	30	0.1425	12.3	0.017	0.4
	346	430	84	0.1196	15.6	0.032	0.4

CBC-03	10.3	94	83.7	0.1558	27.0	0.039	0.6

CBC-04	0	61.65	61.65	0.1236	12.7	0.062	0.8

Interpretation

The four holes were drilled in pairs from two platforms in order to better determine the centre of the mineralization. The west-directed holes (CBC-03 and CBC-04) collared in mineralization but drilled out of it to the west and at depth – this suggests that holes CBC-01 to -04 are located close to the edge of the porphyry system. East-directed holes (CBC-01 and CBC-02) intersected mineralization from near-surface to end of hole (ending in mineralization), suggesting that the porphyry system remains open to the east and at depth (Figures 2 and 3).

Open System

The fact that the system is open is important for overall size potential (tonnage) and will require more drilling to be fully tested. The area of surface mineralization is open to the south (currently being drill-tested by CBC-05 and CBC-06) where multiple surface rock samples returned grades between 0.2% and 0.5% copper. It is open to the north, where a surface sample grading 0.63% copper and 0.48 g/t gold will be tested at depth by planned drilling. Finally, the system is open to the east where surface soil anomalies are higher than anywhere else within the anomaly.

Geology, Alteration & Structure

The better mineralization is related to, but not confined by, northwest-trending, subvertical phreatic breccia dikes. Mineralization occurs as fine disseminated chalcopyrite as well as coarser blebs in the breccia matrix. Diorite, hornfels arenite, and diabase also host disseminated chalcopyrite. Quartz-sericite-pyrite and argillic alteration predominates, with common late-stage calcite veining within the breccia. Only one significant post-mineral dike was intersected, in hole CBC-02, near the outer margin of the mineralization. Copper grades decrease within more common early dacite porphyry dikes, which are closely associated with the mineralization. These dacite dikes precede the breccia.

The highest-grade copper interval is from CBC-02, which returned 0.19% Cu over 126m between 108-234m in an area of stronger potassic-silicic alteration and better chalcopyrite-pyrite ratios. This is within a larger intercept of 228m of 0.16 Cu, from 6m below the surface down. Hole CBC-01 intersected similar grades, including an upper intercept of 100 metres of 0.16% Cu and a deeper intercept of 165m of 0.12% Cu. Both holes ended in mineralization at their target depths.

Cordillera Del Condor Background

The Cordillera del Condor has been one of the most important gold-bearing areas in Ecuador and Peru since pre-Incan times. On the Ecuador side of the border, historical high-grade, small scale gold production is reported to have exceeded 100,000 oz per year.

Modern exploration on the Ecuadorian side of the border has resulted in the discovery of multiple, significant and world-class gold and base metal-bearing districts, such as Kinross Gold Corp's Fruta del Norte Gold deposit with an inferred resource of 13.6 million contained ounces of gold averaging 7.23 g/t gold), the Mirador Copper-Gold porphyry deposit (recently sold by Corriente Resources Inc.) with measured & indicated resources of 438 million tonnes at 0.61% copper, 0.19 g/t gold plus inferred resources 235 million tonnes at 0.52% copper, 0.17 g/t gold, and the Mirador Norte Copper-Gold porphyry deposit (indicated 171 million tonnes at 0.51% copper, 0.09 g/t gold; inferred 46 million tonnes at 0.51% copper, 0.07 g/t gold), and Dynasty Metals & Mining Inc.'s Jerusalem Gold deposit in the Chinapintza district with measured & indicated resources of 0.58 million contained ounces gold at 12.4 g/t gold plus an additional 0.71 million ounces inferred contained ounces averaging 11.5 g/t gold). The technical information with respect to the above deposits was obtained through the respective companies' public disclosure documents available on SEDAR.

Qualified Person

John Drobe, P.Geo., the Issuer’s Vice President of Exploration and a qualified person as defined by National Instrument 43-101, has reviewed the scientific and technical information that forms the basis for this material change report. Mr. Drobe is not independent of the Issuer as he is an officer and a shareholder.

The results of the geophysical survey have been reviewed by Brian Williams, consulting geophysicist, who checked data quality during data acquisition and assists with ongoing interpretation.

The geochemical results were reviewed by Tansy O’Connor-Parsons, Senior Geochemist. Minera Afrodita on-site personnel rigorously collect and track samples which are then security sealed and shipped to ACME Laboratories, Lima, Peru for assay. ACME's quality system complies with the requirements for the international standards ISO 9001:2000 and ISO 17025:1999. Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples. Quality control is further assured by the use of international and in-house standards. Blind certified reference material is inserted at regular intervals into the sample sequence by field personnel in order to independently assess analytical accuracy. In addition, representative blind duplicate samples are routinely forwarded to ACME and an ISO-compliant third party laboratory for additional quality control.

N
771,000 mE
771,500 mE
772,000 mE
772,500 mE
Geology Legend
pre-mineral breccia
massive magnetite and gossan
hornblende porphyry, post-mineralization
quartz-feldspar porphyry, pre-mineral
quartz arenite, minor arkose, conglomerate
Zamora diorite, diabase; variably sheared
Zamora coarse granite
CAMP
C2
C1
228m of 0.16% Cu
84m of 0.12% Cu
CBC-04
CBC-02
Figure 2 Section
62m of 0.12% Cu
9,545,000 mN
100m of 0.16% Cu
CBC-01
Figure 1 Section
CBC-03
165m of 0.12% Cu
84m of 0.16% Cu
Drill Holes
finished
in progress
planned
helipad
I2
I1
9,545,500 mN
Rock Samples
Cu %
1 to 99
0.5 to 1
0.2 to 0.5
0.1 to 0.2
< 0.1
+ results pending
G1
G2
CBC-05
CBC-07
E
CBC-06
CBC-08
H1
9,544,000 mN
Soil Samples
Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
results pending
0
250
500
metres

Figure 1: Cobrecon Drill Results Map. Significant intersections for holes CBC-01 through CBC-04 shown; assay results are pending for holes CBC-05 and 06.

Rock Samples
Cu %
1 to 99
0.5 to 1
0.2 to 0.5
0.1 to 0.2
0 to 0.1
all others
Soil Samples
Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
pending results
CBC-01
CBC-03
West
East
771,500 m
771,600 m
771,700 m
771,800 m
771,900 m
772,000 m
772,100 m
772,200 m
772,300 m
772,400 m
772,500 m
1,400 mN
1,300 mN
1,200 mN
1,100 mN
SW LIMIT
CBC-03
CBC-01
0 50 100
metres
0.16% Cu
over 84m
0.16% Cu
over 100m
0.18% Cu
over 20m
0.12% Cu
over 165m
SYSTEM
OPEN
318.3m
408.2m
Layered Rocks
Overburden (alluvium, talus, slides)
Mid to Late Jurassic
Sarayaquillo/Chapiza Formation
massive, semi-massive magnetite/gossan
quartz arenite, shale (mostly hornfels)
conglomerate
Intrusions
Late Jurassic
Phreatic breccia
Dacite porphyry, post-min.
Dacite porphyry, pre-min.
Mid-Late Jurassic
Zamora granodiorite, diorite, diabase
Zamora diabase
Zamora coarse granite
Dorato Resources Inc
Cobrecon Project
Section 44800N

Figure 2. Cobrecon Cross Section 44800N, showing holes CBC-01 and CBC-03.

Rock Samples Cu %
1 to 99
0.5 to 1
0.2 to 0.5
0.1 to 0.2
0 to 0.1
all others
Soil Samples Cu (ppm)
700 to 5,100
200 to 700
100 to 200
50 to 100
0 to 50
pending results
CBC-04
CBC-02
West
East
771,300 mE
771,400 mE
771,500 mE
771,600 mE
771,700 mE
771,800 mE
771,900 mE
772,000 mE
772,100 mE
772,200 mE
772,300 mE
SW LIMIT
CBC-04 CBC-02
1,500 mN
1,400 mN
1,300 mN
1,200 mN
0.12% Cu over 82m
0.12% Cu over 102m
0.19% Cu over 126m
0.12% Cu over 84m
SYSTEM OPEN
SYSTEM OPEN
0 50 100
metres
331.2
448.75
Layered Rocks
Overburden (alluvium, talus, slides)
Mid to Late Jurassic
Sarayaquillo/Chapiza Formation
massive, semi-massive magnetite/gossan
quartz arenite, shale (mostly hornfels)
conglomerate
Intrusions
Late Jurassic
Phreatic breccia
Dacite porphyry, post-min.
Dacite porphyry, pre-min.
Mid-Late Jurassic
Zamora granodiorite, diorite, diabase
Zamora diabase
Zamora coarse granite
Dorato Resources Inc
Cobrecon Project
Section 45100N

Figure 3. Cobrecon Cross Section 45100N, showing holes CBC-02 and CBC-04.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation. All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of potential mineral deposits/resources/reserves, business and financing plans and business trends, are forward-looking statements. Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, to obtain the required supreme decree from Peruvian authorities and other risks and uncertainties disclosed in the Issuer’s Amended 2010 Annual Information Form filed with certain securities commissions in Canada and the Issuer’s 2010 Annual Report on Form 40-F filed with the United States Securities and Exchange Commission (the “SEC”), and other information released by the Issuer and filed with the appropriate regulatory agencies. All of the Issuer's Canadian public disclosure filings may be accessed via www.sedar.com and its United States public disclosure filings may be accessed via www.sec.gov, and readers are urged to review these materials.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report has been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”). Accordingly, the Issuer’s future disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7. Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7. Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves. Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases. The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts. The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7. In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7. In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

3

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Keith J. Henderson, President & CEO
Business Telephone No.: (604) 638-5817

Item 9.	Date of Report

June 16, 2011